22003035

Washington, D.C. 20549 N

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SEC FILE NUMBER
8-050894

SEC Mail Processing Section FEB 14 2022 Washington, DC 413

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MFD Distributor, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

550 Science Drive

(No. and Street)

Madison	WI	53711
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Timothy McDowell	800-767-0300	timm@madisonadv.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP

(Name – if individual, state last, first, and middle name)

30 South Wacker Drive, Suite 3300	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

09/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy McDowell, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MFD Distributor, LLC as of December 31, 2021 is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Based upon the Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns and Difficulties arising from COVID-19, MFD Distributor, LLC Is making this filing without notarization.

Notary Public

This filing contains (check all applicable boxes):**

X (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
X (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
X (d) Statement of cash flows.
X (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
X (g) Notes to consolidated financial statements.
X (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
X (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

Board of Directors and Member of MFD Distributor, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of MFD Distributor, LLC (the Company) as of December 31, 2021, the related statements of operations, changes in member's capital, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules I, II and III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

We have served as the Company's auditor since 1998.

Chicago, Illinois
January 31, 2022

MFD Distributor, LLC

Statement of Financial Condition
December 31, 2021

Assets		
Cash	$	106,861
Prepaid expenses		16,701
Due from affiliate, net		1,907
Accounts receivable		699
Total Assets	$	126,168
Liabilities and Member's Capital		
Liabilities:		
Due to affiliate, net	$	-
Member's capital		126,168
Total Liabilities and Member's Capital	$	126,168

The accompanying notes are an integral part of these financial statements.

MFD Distributor, LLC

Statement of Operations
Year Ended December 31, 2021

Revenue:		
Dealer and underwriter concessions	$	66,627
12b-1 service fee commissions		72
		66,699
Expenses:		
Expenses allocated from affiliates		308,700
Expenses reimbursed from affiliates		(290,885)
Regulatory fees and expenses		28,109
Professional fees		20,606
Operating expenses		169
		66,699
Net income	$	-

The accompanying notes are an integral part of these financial statements.

MFD Distributor, LLC

Statement of Changes in Member's Capital
Year Ended December 31, 2021

Balance, December 31, 2020	$ 126,168
Net income	-
Balance, December 31, 2021	$ 126,168

The accompanying notes are an integral part of these financial statements.

MFD Distributor, LLC

Statement of Cash Flows
Year Ended December 31, 2021

Cash flows from operating activities:	
Net income	$ -
Adjustment to reconcile net income to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Decrease in prepaid expenses	10,624
Decrease in accounts receivable	94
Increase in due from affiliate, net	(8,898)
Net cash used in operating activities	1,820
Increase in cash	1,820
Cash:	
Beginning of the year	105,041
Ending of the year	$ 106,861

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Business and Significant Accounting Policies

MFD Distributor, LLC (the Company) is a Wisconsin limited liability company formed on December 19, 1997. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority. The Company is a wholly owned subsidiary of Madison Investment Holdings, Inc. (MIH). The Company's sole business activities are to serve as the marketing agent and distributor of various mutual funds which are managed by Madison Asset Management, LLC (MAM), whose voting shares are wholly owned by MIH, and collectively referred herein as the Madison Funds and the Ultra Series Fund.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of Rule 15c3-3. Essentially, the requirements of Paragraph (k)(1) provide that the Company limits its transactions to the purchase, sale and redemption of redeemable securities of mutual funds and promptly transmits all funds received and delivers securities to customers.

The following is a summary of the Company's significant accounting policies:

Accounting policies: The Company follows generally accepted accounting principles (GAAP) as established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: *Dealer and underwriter concessions*. The Company enters into arrangements with pooled investment vehicles (funds). The Company earns dealer and underwriter concessions on the sale of Class A shares of the Madison Funds. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. All fixed amounts are recognized on the trade date as securities transactions occur.

12b-1 service fee commissions. The Company enters into arrangements with pooled investment vehicles (funds). The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. 12b-1 service fee commissions are paid over time on shares held directly with Madison Funds and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Note 1. Nature of Business and Significant Accounting Policies (continued)

Income taxes: The Company is a wholly owned subsidiary of MIH (Parent) and is treated as a disregarded entity for tax reporting purposes. No provision for income taxes is recorded since the liability for such taxes is that of the Parent rather than the Company. The Parent's income tax returns are subject to examination by the federal and state taxing authorities, and changes, if any, could adjust the individual income tax of the Parent. The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Parent's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2021, management has determined that there are no material uncertain income tax positions.

The Parent and Company are not subject to examination by U.S. federal or state taxing authorities for tax years before 2018.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

Note 2. Significant Business Relationships and Related-Party Transactions

The Company relies entirely on the operational support of MIH and MAM for its day-to-day staffing and operations.

All persons associated with the Company are or were employees or officers of MIH and such firms share office space and supplies among each other. The relationship between the Company, MIH and MAM is documented in service agreements between the companies. MIH and MAM's combined service agreement is documented in a Compensation and Reimbursement Agreement dated July 1, 2009 (collectively, the Service Agreements), and amended and restated dated January 1, 2013. MAM will reimburse the Company an amount equal to the amounts of the Company's regulatory and other expenses which exceed any 12b-1 service fee commissions and dealer and underwriter concessions received by the Company from the funds. The Service Agreements will terminate in the event the respective affiliated investment adviser ceases to serve as the investment advisor to the Madison Funds and/or the Ultra Series Fund.

The Company earned $66,627 of dealer and underwriter concessions from the Madison Funds for the year ended December 31, 2021. The Company had expense reimbursements from MAM in the amount of $290,885 and was allocated $308,700 of expenses from MAM for the year ended December 31, 2021. The due from affiliate, net, balance on the statement of financial condition consists primarily of the net receivable related to the amounts noted above.

Occasionally, the Company may transfer cash to MIH or an affiliate in order to better manage excess cash.

Note 3. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $106,861, which was $101,861 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.

Note 4. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

MFD Distributor, LLC

Computation of Net Capital Under Rule 15c3-1
December 31, 2021

Schedule I

Net capital:		
Total member's capital	$	126,168
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		16,701
Due from affiliate		1,907
Accounts receivable		699
Net capital		106,861
Computation of basic net capital requirement, minimum net capital required		5,000
Excess net capital	$	101,861
Aggregate indebtedness	$	-
Ratio: Aggregate indebtedness to net capital	$	-

Note: There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 as of December 31, 2021.

MFD Distributor, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3
December 31, 2021

Schedule II

None; the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(1) thereof.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3
December 31, 2021

Schedule III

None; the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(1) thereof.